Contact

www.linkedin.com/in/eddokim
(LinkedIn)
queenssf.com (Company)
claraandeddo.substack.com (Blog)
queenssf.com (Company)

Eddo Kim

Co-Founder
San Francisco, California, United States

Experience

Queens
Co-Founder
August 2019 - Present (5 years 9 months)

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Education

Harvard University Graduate School of Education
Ed.M, International Education Policy · (2011 - 2012)

Columbia University Teachers College
M.A., Education Leadership · (2007 - 2008)

University of Pennsylvania
B.A., History · (2002 - 2006)